                                                                Exhibit (b)(15)

                           HEALTHCARE PROPERTY APPRAISERS
                                  OF AMERICA, INC.

                                Post Office Box 2227
                       Hwy. 64 E., Laurel Terrace, 2nd Floor
                           Cashiers, North Carolina 28717
                                Phone: 704-743-5204
                                 Fax: 704-743-1730


December 20, 1997


Mr. David Brickman
Capitol Senior Living, Inc.
4160 Dallas Parkway
Dallas, Texas 75240


Re: Restricted Update Appraisal Report of the Complete Appraisal on The Cane Creek Rehabilitation Center
     Martin, Tennessee


Dear Mr. Brickman


USE RESTRICTION

The use of this Restricted Appraisal Report is restricted in that it may be relied on only by you, its intended user. Anyone else is an unintended user. It cannot be understood properly without additional information contained in our office work file or in the Self-Contained Appraisal Report dated April 10, 1997.

On April 10, 1997 we performed an appraisal and issued a report on the above property. This current Restricted Appraisal Report incorporates by reference that preceding appraisal, all supporting data and files. We have not re-inspected the site and building improvements. The purpose of the current update appraisal, with Report Date of December 20, 1997, has been to estimate the Market Value of the fee simple estate as of an effective date of December 20, 1997. We understand the intended use of this appraisal to be for your internal use.

Mr. David Brickman
December 20, 1997
The Cane Creek Rehabilitation Center


SCOPE OF THE APPRAISAL

Our original Complete Appraisal dated April 10, 1997 was not limited in scope, and was based upon generally accepted appraisal practices. Within that valuation analysis we completed the following functions, and procedures:

     -    Made an inspection of the subject property.

     - Familiarized ourselves with the neighborhood and analyzed the surrounding property trends;

     - Considered and reviewed the historical market taking into account stability and/or changes;

     - Gathered comparable land sales to determine the market value of the land, and estimated the replacement cost new and accrued depreciation, and calculated the value of the subject property via the cost approach to value.

     - Researched comparable sales, comparing actual sales of similar properties to the subject, confirmed wherever possible, and valued the subject via the Sales Comparison Approach to Value;

     - Did not perform the Income Capitalization Approach to Value due to the Special Purpose nature of the structure;

     - Considered all applicable approaches to value specifically, the Cost and Sales Comparison Approaches to Value, and their applicability in the analysis of the subject property, and reconciled our final value conclusion.

In this update report, the scope of our work included consultation with local real estate brokers and appraisers as well as healthcare professionals, in order to ascertain if there has been any change in the local market and hence the Value of the Subject Property. Sources utilized to obtain this information include information contained in our office files, and discussions with other real estate experts, including brokers, other appraisers, buyers, sellers, developers, and lenders.

This Restricted Appraisal Report sets forth in summary form the property identification, purpose and effective date of the appraisal and our opinion of the subject property's Market Value. This letter should be considered a Restricted Appraisal Report in that it is presented here in an abridged format. The information contained in this Restricted Appraisal Report is limited in scope, and based on more complete information, analysis and conclusions retained in our file. The complete data, investigation, and analyses leading to the conclusions reached are not fully described or discussed, but are incorporated as part of this Restricted Appraisal Report by reference.

Mr. David Brickman
December 20, 1997
The Cane Creek Rehabilitation Center


Market Value is as defined in The Uniform Standards of Professional Appraisal Practice (USPAP).

The subject property is generally identified as The Cane Creek Rehabilitation Center which is located at 1800 Mt. Pelia Road, Martin, Tennessee. The property includes 11.9 acres of land and building improvements containing 36,500 sf of building area. The subject property to be valued consists of real property, personal property and business value that might be derived from the business operation operated therein.

According to the present owner, the subject property has not been sold in the last three years.

We interviewed local appraisers and realtors concerning current developments in the Martin area. The area continues to be an attractive location for institutional, educational or medical facilities. Unfortunately, the subject's special use characteristics will continue to be a hindrance to its possible sale. This will continue to be an attractive area because of the location of other medical and educational properties. It is our opinion that the market value as reported in April continues to be appropriate for this property.

After reviewing the local market and the Cost and Sales Comparison Approaches to Value, we reconfirm the FINAL MARKET VALUE, as of December 20, 1997, of the subject property subject to the Limiting Conditions and Underlying Assumptions and Appraiser's Certification attached, to be:


                                     $2,000,000


The $2,000,000 value is based on the assumption that a Buyer/User can be found for this property. We rate that possibility as "good." However, if a Buyer/User cannot be found, the value would be considerably less due to the special use characteristics of this building. If no Buyer/User can be found, we estimate the value to be:


                                      $450,000


Respectfully submitted,



J. MICHAEL BURROUGHS, MAI, SRA
President


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